United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

May 28, 2025

Best Buy Co Inc (BBY)
Proposal No. 8 “Publish Climate Transition Plan to Achieve Stated Goals”
Annual Meeting: June 13th 2025
Proponent: Norbert Bärlocher, represented by Globalance Bank Ltd.
Contact: Peter Zollinger, Head of Impact Research

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Norbert Bärlocher, represented by Globalance Bank Ltd., does not beneficially own more than $5 million in Best Buy’s stock. This notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Globalance Bank Ltd. is not able to vote your proxies, nor does this communication contemplate such an event. Globalance Bank Ltd. urges shareholders to vote for Item No. 8 following the instructions provided on management’s proxy mailing.

This communication has been prepared and submitted by Globalance Bank Ltd. on behalf of the proponent of this proposal, Norbert Bärlocher.

Resolved: Shareholders request that Best Buy issue a climate transition action plan, above and beyond existing disclosure, describing how it intends to align its operations and full value chain emissions with the ambition of limiting global temperature increase to 1.5 degrees Celsius in a just and equitable manner. The plan should be published at reasonable expense, exclude confidential information, and detail progress and any updates on an annual basis.

Supporting Statement: In developing and implementing the plan, we recommend, at management’s discretion:

•	Providing forward-looking, near-term, and quantitative strategies, metrics and milestones for achieving the Company’s GHG emissions reduction targets across decarbonization, governance, policy advocacy, and just transition components;
•	Considering guidance by advisory groups such as the Transition Plan Taskforce, Task Force for Climate-Related Financial Disclosures, CDP, Climate Action 100+, and Ceres; and
•	Considering supporting disclosures and target for product energy efficiency and other measures deemed appropriate by management.

Rationale for a “FOR” Vote:

1)	Climate Targets and Measures: Best Buy (“BBY”) aims to be operationally carbon neutral by 2040 and to reduce carbon emissions from use of sold product emissions by 20% by 2030. However, we believe, the company insufficiently disclose assumptions, and forward-looking information that would provide investors with greater transparency on the specific strategies and actions that the company plans to take which will allow it to reasonably achieve its commitments.
2)	Governance: BBY applies a Corporate Responsibility & Sustainability performance metric that makes up 20% of named executive officer’s Short-Term Incentive payouts. However, the corresponding qualitative targets intended to evaluate the company’s progress towards its "Culture of Belonging, Social Impact and Sustainability goals” are vague, non-transparent, and not measurable.

3)	Lobbying: BBY lacks detailed policies, commitments, and disclosures related to public policies, regulations, and lobbying activities that would allow investors to understand how the Government Affairs team, with support and oversight from the Nominating, Corporate Governance, and Public Policy Committee, ensure that such efforts align with the company’s strategy to meet its carbon emissions reduction goals.
4)	Scenario Analysis and Financial Planning: BBY lacks the proper depth and specificity in its scenario analysis and financial planning disclosures that would help investors better assess BBY’s preparedness for the financial impacts of the climate transition.
5)	Reputational Risk: Unclear information and the potential for misalignment between BBY’s ambition and action on decarbonization might be perceived as greenwashing which can lead to reputational damage that could disrupt long-term customer retention and lead to stock price underperformance.

Discussion

What this proposal seeks, disclosure of a climate transition action plan (CTAP), would offer investors critical transparency into the actual, time-bound strategies and operational decisions that Best Buy will undertake to meet its carbon emissions reduction commitments and mitigate the company’s climate-related risks. Disclosure of these strategies and decisions is of particular interest to BBY investors given that since 2021 the company’s Scope 3 emissions have increased year-over-year. CTAPs have emerged as a centerpiece of accountability and planning when it comes to corporate climate action and could provide Best Buy with the opportunity to transparently disclose its plans and address each of the topics highlighted above and further discussed below.1

1) Climate Targets and Measures

•	We acknowledge BBY’s targets and efforts regarding their Scope 1 and 2 emissions which the company refers to in the opposition statement. We consider them satisfactory.

However, more than 95% of BBY’s emissions are related to Scope 3.2 We find their disclosures related to Scope 3 emission targets and measures insufficient and argue that more transparency is necessary for investors to understand BBY’s climate transition as well as to strengthen the company’s reputation and to increase customer satisfaction.

•	More than 95% of BBY’s Scope 3 emissions stem from category 11, use of sold products.[2] While BBY has publicly committed to reducing Scope 3 use of sold product emissions by 20% by 2030 (base year 2017)[3] the assumptions underlying this target are not fully transparent. Reductions in use of sold product emissions are strongly influenced by BBY’s assumptions about future revenue growth and the pace of grid decarbonization in the company’s primary markets. An absolute target alone does not give investors any indication of the company’s planned contribution to the targeted emission reduction. Apart from the communication of underlying assumptions, the disclosure of the five most emission-intensive product categories, and the average energy efficiency of sold products in those categories would be an example of meaningful disclosure that would help investors understand BBY’s climate transition in its most relevant emission category.
•	In addition, the company’s emissions from the use of sold products have been increasing since at least 2021.[2] Further transparency is thus required for investors to understand how BBY intends to meet its 2030 product-related commitment.

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1 See the Blueprint for Implementing a Leading Climate Transition Action Plan at https://www.ceres.org/resources/reports/blueprint-for-implementing-a-leading-climate-transition-action-plan

2 See pg. 67 of Best Buy’s 2024 CR&S Report at https://corporate.bestbuy.com/wp-content/uploads/2024/07/BBY-CRS-Report-July2024.pdf

3 See Best Buy entry at https://sciencebasedtargets.org/target-dashboard

•	We acknowledge that managing Scope 3 emissions is challenging, especially when they are beyond the influence of the company. However, in BBY’s case the bulk of their Scope 3 emissions are driven by the energy consumption used by customers to power sold products.[4] BBY has significant influence over their use of sold product emissions (i.e. Scope 3, Category 11), primarily through the expectations it can communicate to the company’s suppliers, the inclusion of products in its product portfolio, product placement decisions, marketing, and labelling. However, BBY insufficiently communicates what their planned measures are to reduce the use of sold product emissions.
For example, in its efforts to address Scope 3, Category 11 emissions, Home Depot set a target for increasing its sales of battery powered lawn equipment, and provided investors with a much more transparent illustration of initiatives intended to directly address the company’s most significant emission source5.
•	Products on the BBY website lack easily visible energy-efficiency information (e.g. ENERGY STAR label). Energy-efficiency labelling is a simple and effective measure to support customers in making environmentally friendly choices and reducing their energy bill. Media Markt[6] and Euronics[7] are two examples of electronic retailers with clear energy-efficiency labelling.
•	We have found no evidence that energy-efficiency is a component of BBY’s product placement or marketing strategy.

2) Governance

•	While the Board has tied 20% of BBY’s executive short-term incentive (“STI”) plan to the achievement of Corporate Responsibility & Sustainability (“CR&S”) goals, the corresponding performance metrics, “Culture of Belonging, Social Impact, and Sustainability” are vague, non-transparent, and not measurable. [8] Without more detailed disclosure from the Compensation Committee regarding how the CR&S metrics are evaluated – including the specific criteria used to assess progress on emissions reduction – it remains unclear to investors whether, and to what extent, achievement of the company’s climate targets is meaningfully influencing STI payouts. Climate Action 100+ recommends executive renumeration to be linked to a concrete and measurable climate KPI[9]. For BBY this could, for example, be progress on their SBTi target. For instance, Walmart’s executive sustainability officer has their compensation linked to performance indicators such as absolute emissions reductions and progress towards their climate target.[10]
•	While BBY states in its 2023 CDP Climate Survey that the company has climate-expertise on the board, there is no further information regarding the kind of expertise and experience this assessment relies upon.[11]

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4 See C12.1b of Best Buy’s CDP 2023 Climate Change Survey at https://corporate.bestbuy.com/wp-content/uploads/2024/02/2023-Best-Buy-CDP-Climate-Survey-Final.pdf

5 See https://corporate.homedepot.com/news/sustainability/home-depot-sets-goal-battery-powered-products-drive-over-85-outdoor-lawn

6 See https://www.mediamarkt.ch/de/category/waschmaschine-681535.html?query=waschmaschine

7 See https://www.euronics.de/haus-und-haushalt/waschen-trocknen-buegeln/waschmaschinen/

8 See pg. 51 of Best Buy’s 2024 CR&S Report at https://corporate.bestbuy.com/wp-content/uploads/2024/07/BBY-CRS-Report-July2024.pdf

9 See pg. 20 of the Climate Action 100+ Net Zero Company Benchmark at https://www.climateaction100.org/wp-content/uploads/2021/10/V1.1-Disclosure-Framework-assessment-methodology-Oct21.pdf

10 See pg. 8 of Walmart’s 2023 CDP Climate Change Survey at https://corporate.walmart.com/content/dam/corporate/documents/esgreport/our-esg-priorities/2023%20CDP%20Climate%20Submission.pdf

11 See C1.1d of Best Buy’s CDP 2023 Climate Change Survey at https://corporate.bestbuy.com/wp-content/uploads/2024/02/2023-Best-Buy-CDP-Climate-Survey-Final.pdf

3) Lobbying

•	Investors welcome BBY’s disclosure, in its 2023 CDP Climate Survey, that its Environmental Sustainability and Compliance team will annually review direct and indirect activities that influence policy to establish whether such activities are consistent with the company’s position on climate change.[12] However, the company does not provide the results of this analysis, disclose how it conducts its assessment, identify specific direct and indirect policy influence activities that were subject to the review, how such activities align with the company’s strategy on climate and the circular economy, or discuss mitigation efforts that the company would undertake when lobbying misalignment is identified.
•	Without this disclosure investors are unable to properly assess the risk that the company’s policy advocacy efforts – whether direct or through third party organizations – may conflict with its publicly stated carbon emissions reduction goals. This misalignment can create reputational, regulatory, and strategic risks that potentially undermine long-term value creation.
•	BBY lacks disclosure of detailed public policies needed to realize its climate commitments or the specific, forward-looking, near-term actions it will take to support policies and regulations that contribute to limiting global temperature rise to 1.5 ºC.
•	BBY does not disclose the criteria it uses to determine engagement on climate-related policies and it has not publicly committed to ensure its lobbying activities support a 1.5 ºC pathway and achievement of its own climate goals.
•	BBY’s trade association disclosure lacks information regarding:
o	fees paid per organization (including payments made to trade organizations of which it is not a member),
o	whether it sits on the board or plays an active role in committees or other activities related to climate change,
o	the lobbying position of its trade associations and alignment or misalignment of those positions with the companies' climate goals, and
o	any actions the company will take to address any inconsistencies and countermeasures should those efforts be unsuccessful.

4) Scenario Analysis and Financial Planning

•	Investors are increasingly interested in understanding how climate risks could materially impact a company’s financial statements (i.e. revenue, costs, asset valuations, capital expenditures, etc.)[13]. In its opposition statement, BBY states that its decarbonization strategy is partially informed by a quantitative climate-related scenario analysis, however, based on BBY’s disclosures, investors have no clear indication of what this scenario entails and how it translates into specific actions or numbers. The Company itself indicated in its latest publicly available CDP Climate Survey that it does not currently conduct a quantitative scenario.[14]
•	We welcome BBY’s qualitative description of the strategies and concepts it is evaluating to meet the company’s climate mitigation goals because of its climate-related scenario analysis. What investors lack however is information that would explain how BBY is planning to prioritize actions and investments tied to these strategies, including if and how the Company has identified capital expenditures or revenue that aligns with its decarbonization strategy.[15]

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12 See C12.3 of Best Buy’s CDP 2023 Climate Change Survey at https://corporate.bestbuy.com/wp-content/uploads/2024/02/2023-Best-Buy-CDP-Climate-Survey-Final.pdf

13 See KPMG’s 2023 report, ”The Impact of Climate Risk on the Financial Statements” at https://kpmg.com/us/en/articles/2023/impact-climate-risk-financial-statements.html

14 See C3.2 on page 13 of Best Buy’s 2023 CDP Climate Survey at https://corporate.bestbuy.com/wp-content/uploads/2024/02/2023-Best-Buy-CDP-Climate-Survey-Final.pdf

15 See C3.2b, C3.3, C3.4, C3.5 on pg. 14-15 at https://corporate.bestbuy.com/wp-content/uploads/2024/02/2023-Best-Buy-CDP-Climate-Survey-Final.pdf

5) Reputational Risk

•	BBY publicly claims to be committed to the Climate Pledge to achieve net-zero carbon emissions by 2040. BBY’s targets and communication strongly suggest that the Company only applies the stated target to their scope 1 and 2 emissions. That is an inaccurate interpretation of the Climate Pledge which states: “Signatories commit to net-zero by 2040 across all emissions scopes.[16]” We find this miscommunication by BBY alarming and potentially damaging to their reputation as it might be perceived as greenwashing.
•	Misalignment between a company’s public climate impact related commitments and its results could disrupt customer retention as consumers increasingly seek out retailers who can demonstrate a commitment to sustainability.[17]

Concluding Statement

We urge Best Buy to demonstrate climate leadership and transparency by publishing a comprehensive climate transition plan. This proposal seeks to align Best Buy’s climate strategy with global standards and investor expectations, enhance its reputation, reduce risk, and position it for long-term success in a low-carbon economy.

We encourage a 'FOR' vote on Item No. 8.

For questions, please contact Peter Zollinger, Head of Impact Research at Globalance Bank Ltd., peter.zollinger@globalance.com.

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16 Climate Pledge (2025). Frequently Asked Questions. https://www.theclimatepledge.com/us/en/the-pledge/FAQ#main-navigation

17 https://emsol.io/sustainability-sells-retailers-can-increase-customer-loyalty-by-evidencing-their-environmental-success/?utm_source=chatgpt.com